Sun Life Financial announces record operating earnings for 2003 of $1.5 billion before $211 million charge for potential cost of MFS settlement

Toronto — January 29, 2004 — Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record operating earnings for 2003 of more than $1.5 billion before a $211 million after-tax provision taken to provide for the potential cost of regulatory and other actions which may be brought against Massachusetts Financial Services Company (MFS) related to frequent trading in certain MFS mutual funds. Including this charge, net income was $1.3 billion for the full year, and $206 million or 34 cents per share for the fourth quarter ended December 31, 2003. Operating income for the fourth quarter was a record $417 million, or 69 cents per share, up from $394 million, or 65 cents a share in the previous quarter. Operating earnings per share (EPS) for the fourth quarter increased 19 per cent over operating EPS in the fourth quarter of 2002. EPS decreased 32 per cent to 34 cents from 50 cents per share a year ago. The financial results presented are unaudited.

Donald A. Stewart, Chief Executive Officer, said, “The mutual fund industry in the United States is currently under scrutiny regarding mutual fund practices. The company has taken a charge of $211 million against earnings to provide for the potential cost of the regulatory and other actions related to frequent trading in certain MFS mutual funds which may be brought against MFS. We will continue to work closely with MFS in responding effectively to these regulatory concerns. We will take all steps necessary to ensure that MFS remains a leader in the industry.

Turning to the company’s operational performance, Stewart said, “A strong performance from our Canadian businesses contributed to the continued improvement in earnings. These results confirmed our confidence in the acquisition of Clarica to complement and strengthen our domestic presence and position us for international growth. I am pleased with our successful integration of Clarica which allowed us to serve more than one in four Canadians and generated significant shareholder value with accretion of 26 cents a share compared with our target of 20 cents.”

“The competitive advantage of our fully integrated Canadian businesses, expense reduction efforts in the U.S. and a growing Asia franchise, together with improvements in the credit cycle and equity markets, position us for further profitable growth in 2004. We believe the company’s long-term growth momentum remains strong. Notably, our balanced business model comprises operations which are diversified both geographically and between wealth management and protection businesses, providing stable long-term growth into the future,” he said.

Stewart said, “As a result of our continued financial strength and positive outlook for 2004, the Board of Directors has announced a 24 per cent increase in the quarterly dividend to 21 cents per share.”

Sun Life Financial / Fourth Quarter Earnings	Page 2

FINANCIAL HIGHLIGHTS:

•	Operating EPS of 69 cents for the fourth quarter, up 19 per cent from operating EPS of 58 cents a year earlier. EPS of 34 cents for the quarter, down 32 per cent from EPS of 50 cents for the fourth quarter of 2002.

•	Operating earnings for the year were $1.5 billion, up $260 million from 2002. Earnings were $1.3 billion, up $311 million from 2002.

•	Operating Return on Equity (ROE) for the quarter was 11.8 per cent, up 50 basis points from the previous quarter, and up 200 basis points from a year ago. ROE, based on earnings after the MFS charge, was 5.9 per cent for the fourth quarter and 9.2 per cent for the year.

•	The Clarica transaction provided accretion of 26 cents a share for the year compared to the 20 cents targeted. Accretion for the fourth quarter was 7 cents.

•	In US$, MFS operating earnings were up 95 per cent from the fourth quarter of 2002 as equity markets improved.

•	Share repurchase program resulted in the repurchase of 2 million shares during the quarter for $75 million, bringing the total in 2003 to 18.3 million shares for $527 million. In early January 2004, Sun Life Financial announced the continuation of the share repurchase program for 2004.

•	Sun Life Financial invested an additional $266 million in CI Fund Management Inc. (CI) during the fourth quarter to maintain a 34 per cent stake following CI’s acquisitions of Assante, Synergy and Skylon.

•	The impact of currency during the quarter was to lower earnings by $35 million and revenue by $610 million. For the year the impact on earnings was $72 million and on revenue was $1.6 billion.

BUSINESS HIGHLIGHTS

Canada

•	Group Retirement Services (GRS) ranked the #1 defined contribution pension plan supplier in Canada in terms of assets under administration according to the 2003 Defined Contribution Plan Report, published by Benefits Canada magazine.

•	Key accomplishments in the successful integration of Clarica operations included the conversion of data for hundreds of thousands of policies and claims to single processing systems, resulting in more efficient operations and a stronger platform for growth.

•	Life and health sales levels in the fourth quarter of 2003 for the Independent Career Advisors (ICA) distribution channel were 17 per cent ahead of the same period last year. The ICA increased by 43 advisors in the fourth quarter of 2003 to reach 4,135 by December 31, 2003 and a successful fourth quarter campaign for retail products produced record sales levels for this channel.

Sun Life Financial / Fourth Quarter Earnings	Page 3

•	The Retail and Group Benefits (GB) businesses jointly developed Health Coverage Choice, a personal health insurance product that offers guaranteed coverage to anyone leaving a group benefits plan.

U.S.

•	Sun Life Financial U.S. strengthened product offerings in New York State by offering short-term disability products, introducing a portfolio of variable universal life and launching Sun Life Keyport Value fixed annuity and Sun Life Masters Choice variable annuity.

•	Sun Life Financial merged its subsidiaries, Sun Life Assurance Company of Canada (U.S.) and Keyport Life Insurance Company streamlining its operating structure in the U.S.

•	Sun Life Financial introduced a fixed annuity product that will be sold exclusively through Investment Services at Sovereign Bank. The Lantern (SM) Retirement Advantage is a private labelled fixed rate annuity with bonus options. As a long-term investment it has the advantages of tax-deferred earnings plus 100% return of principal and offers clients a variety of choices among term length and rate guarantee periods.

•	Strong Group Life & Health sales in the fourth quarter contributed to the 22 per cent increase in sales for the year for this division.

MFS

•	MFS recorded over US$900 million in net institutional separate account sales for the fourth quarter of 2003 from both corporate and plan sponsors.

•	Assets under management (AUM) ended the fourth quarter of 2003 at US$140 billion compared to US$113 billion a year ago, up 24 per cent.

Asia

•	Sun Life Financial was granted approval by the China Insurance Regulatory Commission (CIRC) to begin preparing operations for selling life insurance in Beijing with its joint venture partner China Everbright Group Limited. Sun Life Financial anticipates that sales for the Beijing operation will commence in the second quarter of 2004.

•	Sun Life Financial Asia has successfully launched its revamped traditional products in Hong Kong. The enhanced products and improvements in the agency channel contributed to a 43 per cent increase in sales in Hong Kong in the fourth quarter.

•	Fourth quarter sales in India were 120 per cent higher than in the fourth quarter a year ago. The agency force grew to over 9,000 with representation in every major urban centre.

Sun Life Financial / Fourth Quarter Earnings	Page 4

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY

Unaudited

	Quarterly Results					Full Year

	4Q'03	3Q'03	2Q'03	1Q'03	4Q'02	2003	2002

Revenues ($mm)	5,437	5,282	5,579	5,758	6,028	22,056	23,101

Shareholders’ Net Income ($mm)	206	394	366	343	310	1,309	998
Operating Earnings ($mm)	417	394	366	343	361	1,520	1,260

Earnings Per Share (EPS) ($)	0.34	0.65	0.60	0.56	0.50	2.15	1.84
Operating EPS ($)	0.69	0.65	0.60	0.56	0.58	2.50	2.32

Return on Equity (ROE) (%)	5.9	11.3	10.3	9.3	8.4	9.2	8.5
Operating ROE (%)	11.8	11.3	10.3	9.3	9.8	10.6	10.7

Average Shares Outstanding (mm)	601.4	603.3	610.3	616.8	618.4	607.9	542.6

S&P 500 Index (daily average)	1,056	1,000	938	861	886	965	994

Operating earnings, operating EPS and operating ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. Operating earnings for 4Q’03 exclude the charge for potential costs of regulatory and other actions brought against MFS of $211 million. A reconciliation from shareholders’ net income to operating earnings for each quarter of 2002 is contained in the MD&A for that period. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP.

Paul Derksen, Executive Vice-President and Chief Financial Officer, said, “Operating earnings for the quarter were up $56 million compared to the same period last year, despite the adverse effect of currency which impacted fourth quarter operating earnings by $35 million or 6 cents per share. The significant improvement in operating ROE in the fourth quarter of 2003 compared to the fourth quarter of 2002 reflected the higher earnings and the cumulative impact of the share repurchase program for 2003.”

“With the improved profitability of all our operations generating significant levels of capital, we will continue to focus on the effective management of capital which drove improvements in operating ROE in 2003,” he said.

Sun Life Financial / Fourth Quarter Earnings	Page 5

PERFORMANCE BY OPERATING UNIT

Sun Life Financial Canada

	Quarterly Results					Full Year

	4Q'03	3Q'03	2Q'03	1Q'03	4Q'02	2003	2002

Revenues ($mm)	2,265	2,109	2,112	2,150	2,199	8,636	6,563

Net Income ($mm)
Retail Insurance	68	61	68	49	57	246	140
Group Benefits	57	50	64	62	61	233	157
Reinsurance	14	10	17	15	7	56	32
Group Retirement Services	24	23	22	19	18	88	57
Retail & Other Wealth Management *	60	49	38	41	38	188	97
Investment Portfolio & Other	(2)	13	9	(2)	4	18	30

Total	221	206	218	184	185	829	513

ROE (%)	12.4	12.0	12.7	10.7	10.7	11.9	11.3

* Includes earnings from the equity ownership position of CI of	16	17	9	14	13	56	21

In the fourth quarter of 2003, Sun Life Financial Canada’s earnings increased 19 per cent over the fourth quarter of 2002 due to enhanced pricing for segregated funds, improved credit experience, better mortality experience and the benefits of integrating Clarica.

Earnings for 2003 increased over 2002 mainly as a result of the Clarica acquisition in May 2002, the synergies arising from the integration of Clarica and favourable mortality and morbidity during the year in Group Benefits.

•	Retail Insurance earnings improved compared to the fourth quarter of 2002, due to the benefit of synergies arising from the Clarica acquisition and better investment experience.

•	Fourth quarter earnings for Group Benefits were lower than in the fourth quarter of 2002 due to less favourable morbidity experience partially offset by stronger mortality experience during the quarter.

•	Reinsurance earnings were higher in the fourth quarter of 2003 compared with the fourth quarter of 2002 and the third quarter of 2003 due to favourable mortality, partially offset by the weakening U.S. dollar.

•	Improved investment gains from stronger market performance and improved mortality experience led to higher Group Retirement Services earnings in the fourth quarter of 2003 over the fourth quarter of 2002.

•	Retail & Other Wealth Management earnings increased by 58 per cent over the fourth quarter of 2002 as a result of improved pricing for segregated fund guarantees and better credit and market conditions. Earnings from the investment in CI increased over the fourth quarter of 2002 due to the impact of improved equity markets and Sun Life Financial’s increase in equity ownership during 2003 to 34 per cent from 31.7 per cent.

Sun Life Financial / Fourth Quarter Earnings	Page 6

Sun Life Financial U.S.

	Quarterly Results					Full Year

	4Q'03	3Q'03	2Q'03	1Q'03	4Q'02	2003	2002

Revenues (US$mm)	1,654	1,622	1,878	1,733	1,757	6,887	7,561

Net Income (US$mm)
Annuities	32	48	20	16	37	116	172
Individual Life	20	21	20	16	20	77	75
Group Life & Health	9	6	9	6	11	30	31
Investment Portfolio & Other	7	(5)	(5)	(2)	(4)	(5)	(48)
Clarica U.S. (discontinued)	—	—	—	—	—	—	8

Total (US$mm)	68	70	44	36	64	218	238

Total ( C$mm)	89	97	63	54	100	303	374

ROE (%)	9.1	9.6	6.0	4.8	7.3	7.3	7.3

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in Sun Life Financial U.S. by CDN$17 million in the fourth quarter of 2003 compared to the fourth quarter of 2002 and by CDN$36 million for the full year.

In U.S. dollars, earnings for Sun Life Financial U.S. decreased three per cent in the fourth quarter compared to the third quarter of 2003. The decrease was primarily due to the positive impact in the third quarter of 2003 of expense changes on actuarial liabilities. Other changes included the positive impact of improving equity markets partially offset by higher bond provisions in the fourth quarter of 2003. Bond provisions, after-tax, were US$5 million higher in the fourth quarter of 2003 than in the third quarter of 2003.

Earnings increased US$4 million compared to the fourth quarter of 2002. For the full year, earnings from continuing operations were lower than the previous year as the impact of spread compression exceeded the benefits of lower bond provisions for the twelve-month period.

•	The Annuities division earnings decreased US$16 million compared to the third quarter of 2003, as third quarter results benefited from the positive impact of expense changes on actuarial liabilities. The improvements in equity markets at December 31, 2003 would have allowed the company to lower the reserves held for guaranteed minimum death benefits (GMDB). However, the reserves were not released in order to provide additional protection in the event of a further decline in equity markets.

Earnings in the annuity division decreased compared to the fourth quarter of 2002 due to the impact of spread compression, partially offset by lower new business strain and improving equity markets in 2003.

•	Group Life & Health earnings increased from the third quarter of 2003 due to improved long-term disability (LTD) claims experience and the impact of reserve increases recorded in the third quarter of 2003 resulting from expense changes. Annualized sales premiums were up 53 per cent in the fourth quarter of 2003 compared to fourth quarter of 2002, which contributed to a 22 per cent annual sales increase in all of 2003.

Sun Life Financial / Fourth Quarter Earnings	Page 7

MFS Investment Management

	Quarterly Results					Year to Date

	4Q’03	3Q’03	2Q’03	1Q’03	4Q’02	2003	2002

Revenues (US$mm)	325	317	294	270	281	1,206	1,260

Net Income/(Loss) (US$mm)	(123)	36	30	18	19	(39)	111
Operating Earnings (US$mm)	37	36	30	18	19	121	111

Net Income/(Loss) (C$mm)	(162)	49	42	28	36	(43)	174
Operating Earnings (C$mm)	49	49	42	28	36	168	174

Operating ROE (%)	66.6	78.6	72.3	40.1	36.0	63.7	46.2

Average Net Assets (US$B)	135	129	122	112	112	125	123
Assets Under Management (US$B)	140	129	128	112	113	140	113
Net New Sales (US$B)	0.8	(0.8)	2.9	1.3	0.9	4.2	3.2
Market Movement (US$B)	10.8	2.3	12.6	(2.4)	4.4	23.3	(27.9)

S&P 500 Index (daily average)	1,056	1,000	938	861	886	965	994

The company took an after-tax charge of CDN$211 million in the fourth quarter of 2003 to provide for the potential cost of regulatory and other actions which may be brought against MFS including a potential settlement with the U.S. Securities and Exchange Commission, the Office of the Attorney General of New York and the New Hampshire Bureau of Securities Regulation related to frequent trading in certain MFS mutual funds. Including this charge, MFS Investment Management (MFS) had a net loss of CDN$162 million for the fourth quarter of 2003 and a loss of CDN$43 million for the year. Without this charge, operating earnings were CDN$49 million in the quarter and CDN$168 million for the year.

The mutual fund industry in the United States is subject to expanding industry-wide regulatory investigations into its business practices. MFS is continuing to cooperate in these ongoing investigations.

The appreciation of the Canadian dollar against the U.S. dollar reduced operating earnings for MFS by CDN$9 million in the fourth quarter of 2003 compared to the fourth quarter of 2002 and by CDN$20 million for the full year.

In U.S. dollars, MFS’ contribution to Sun Life Financial’s operating earnings in the fourth quarter of 2003 increased 95 per cent from the fourth quarter of 2002. A strong recovery in equity markets combined with continued expense controls drove the earnings growth. The S&P 500 Index daily average of 1,056 in the fourth quarter, was up 19 per cent compared to the fourth quarter of 2002, while average net assets under management (ANA) were up 21 per cent in U.S. dollars.

Operating earnings for 2003 were up US$10 million or nine per cent on slightly lower revenue, reflecting expense savings from reduced staffing levels and lower sales-related costs.

The trend in operating earnings in 2003 continued to be positive. MFS’ earnings grew 3 per cent and AUM grew by 8.5 per cent compared to the third quarter of 2003.

Sun Life Financial / Fourth Quarter Earnings	Page 8

•	AUM ended the fourth quarter of 2003 at US$140 billion compared to US$113 billion a year ago.

•	Net sales were positive in the fourth quarter at US$0.8 billion and for the full year were US$4.2 billion. Positive flows in institutional products, managed accounts and insurance products were partially offset by net outflows in U.S. retail mutual funds.

•	Based on Lipper data, 61 per cent of MFS’ equity funds and 87 per cent of its fixed income funds were in the top two quartiles for three-year performance through December 31, 2003.

Sun Life Financial / Fourth Quarter Earnings	Page 9

Sun Life Financial Asia

	Quarterly Results					Year to Date

	4Q'03	3Q'03	2Q'03	1Q'03	4Q'02	2003	2002

Revenues ($mm)	158	144	140	145	192	587	661

Net Income/(Loss) ($mm)
Philippine Operations	15	13	11	8	11	47	41
Other Asian Operations	(2)	(2)	(5)	(1)	1	(10)	(17)

Total	13	11	6	7	12	37	24

ROE (%)	11.5	10.0	5.9	5.6	9.4	7.8	4.8

Individual life sales for Sun Life Financial Asia in the fourth quarter of 2003 were 37 per cent above third quarter levels, with all business units registering double-digit growth reflecting improvements in agent productivity and the product portfolio. Full year sales in 2003 were up 35 per cent over 2002 before currency effects. The sales growth is attributed mainly to expansion in distribution reach and improvement in agent productivity in joint venture companies in India and China.

Earnings for the fourth quarter of 2003 were $2 million above the third quarter. Full year earnings of $37 million in 2003 were $13 million higher than in 2002, primarily due to effective expense management and business growth, partially offset by the strengthening of the Canadian dollar. In original currency, earnings for the full year in Asia increased by 83 per cent, with the strengthening of the Canadian dollar relative to the local currencies reducing net income by CDN$7 million.

Sun Life Financial / Fourth Quarter Earnings	Page 10

Sun Life Financial U.K.

	Quarterly Results					Full Year

	4Q’03	3Q’03	2Q’03	1Q’03	4Q’02	2003	2002

Net Income (£mm)	21	28	19	21	19	89	81
Net Income (C$mm)	47	63	43	50	48	203	190
ROE (%)	20.4	27.9	18.3	19.5	20.4	21.5	21.9

The appreciation of the Canadian dollar against the GB pound reduced earnings in Sun Life Financial U.K. by CDN$5 million in the fourth quarter of 2003 compared to the fourth quarter of 2002 and by CDN$6 million for the full year.

Sun Life Financial U.K. fourth quarter 2003 earnings increased £2 million from fourth quarter 2002, reflecting the effect of reduced operating expenses offset by reduced earnings in the U.K. group income protection business which was sold in the first quarter of 2003, and lower favourable tax adjustments.

The decrease in earnings compared to the third quarter of 2003 was primarily due to increased provisions, partially offset by reduced maintenance expenses and improved group life claims experience.

Despite the sale of the U.K. group insurance business, Sun Life Financial U.K. full year 2003 earnings increased over the comparable period in 2002, primarily due to the impact of reduced operating expenses. Earnings in 2002 were negatively affected by the decline in equity markets.

Sun Life Financial / Fourth Quarter Earnings	Page 11

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units, and the results of the run-off reinsurance business.

	Quarterly Results					Full Year

	4Q’03	3Q’03	2Q’03	1Q’03	4Q’02	2003	2002

Net Income/(Loss) ($mm)	(2)	(32)	(6)	20	(65)	(20)	(277)

Fourth quarter Corporate Capital results improved $63 million from a year ago primarily due to the inclusion in the fourth quarter of 2002 of a loss from the sale of Clarica U.S., Inc. (Clarica U.S.). The improvements in equity markets at December 31, 2003 would have allowed the company to set lower reserves held for guaranteed minimum income benefits (GMIB). However, the reserves were not released in order to provide additional protection in the event of a future decline in equity markets.

Full year 2003 results improved by $257 million over 2002 results, which included a $217 million restructuring charge.

Sun Life Financial / Fourth Quarter Earnings	Page 12

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Total revenue in the fourth quarter of 2003 was $5.4 billion, a decrease of $591 million, or 10 per cent, compared to $6.0 billion in the quarter ending December 31, 2002. The decline in revenues was primarily due to weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported revenues by approximately $610 million. Revenues in 2003 were $1.0 billion lower than 2002 with increases from the Clarica acquisition more than offset by lower U.S. annuity revenues, lower Sun Life Financial U.K. revenues and a decline of approximately $1.6 billion due to currency fluctuations.

Fourth quarter 2003 annuity premiums were $394 million lower than the fourth quarter of 2002, primarily due to weaker foreign currencies relative to the Canadian dollar, which had the effect of reducing reported premiums by approximately $140 million, and lower sales of U.S. fixed annuities. Life and health premiums were $181 million lower than the fourth quarter of 2002 with strength in U.S. Universal Life more than offset by lower Bank Owned Life Insurance (BOLI) sales and offshore sales.

Investment income of $1.4 billion in the fourth quarter of 2003 was $6 million lower than in the fourth quarter of 2002 as a decrease of approximately $140 million due to the weakening of foreign currencies against the Canadian dollar was partially offset by the impact of improved credit conditions.

Fee income of $714 million in the fourth quarter of 2003 was $10 million lower than fourth quarter of 2002 as the positive gains in MFS and other fee based product lines, reflecting a rebound in the equity markets, were more than offset by a decline of $112 million due to the strengthening of the Canadian dollar against foreign currencies.

Assets Under Management

At December 31, 2003, AUM were $359.0 billion, an increase of $10.5 billion, or three per cent compared to $348.5 billion at September 30, 2003. The increase in AUM during the quarter was primarily the result of:

(i)	net sales of mutual, managed and segregated funds of $1.9 billion; and

(ii)	market value increases of $18.5 billion; partially offset by

(iii)	unfavourable currency fluctuations of $10.5 billion.

AUM exclude Sun Life Financial’s pro rata share of the $47.6 billion of assets managed by CI as at December 31, 2003.

On a year-over-year basis, AUM decreased by $1.6 billion over the $360.6 billion at December 31, 2002. The year-over-year change in AUM was primarily the result of:

(i)	unfavourable changes of $49.2 billion due to currency fluctuations; and

(ii)	the sale of Clarica U.S. which had assets of $5.3 billion at December 31, 2002; partially offset by

(iii)	net sales of mutual, managed and segregated funds of $9.6 billion;

(iv)	market value increases of $40.6 million; and

(v)	business growth in general funds.

Sun Life Financial / Fourth Quarter Earnings	Page 13

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets of $109.2 billion at December 31, 2003 were $1.5 billion lower than the September 30, 2003 balance of $110.7 billion. The increase in general fund assets due to business growth was more than offset by a decline of $2.0 billion from the strengthening of the Canadian dollar.

Total general fund assets at the end of the fourth quarter of 2003 were down $14.2 billion from the end of the fourth quarter of 2002, primarily due to the strengthening of the Canadian dollar, which reduced asset values by $11.7 billion, and the sale of Clarica U.S., which had assets of $5.3 billion at December 31, 2002.

Actuarial and other policyholder liabilities of $77.4 billion at December 31, 2003 were $1.0 billion lower than at the end of the previous quarter. An increase primarily as a result of lower surrenders was more than offset by the decline of $1.5 billion due to currency fluctuations. Compared to December 31, 2002, actuarial liabilities declined $12.6 billion. General business growth was more than offset by the impact of currency fluctuations of $8.8 billion and the sale of Clarica U.S. and the U.K. group insurance business, which had actuarial liabilities of $4.3 billion and $395 million, respectively, at December 31, 2002.

Shareholders’ equity was $13.9 billion at December 31, 2003, down $181 million from September 30, 2003. Fourth quarter shareholders’ net income, before stock option costs of $2 million, contributed $208 million, which was partially offset by dividend payments of $102 million in the quarter. Purchase and cancellation of common shares reduced shareholders’ equity by $75 million. The strengthening Canadian dollar decreased shareholders’ equity by $219 million.

Share Repurchase Program

As part of the share repurchase program, Sun Life Financial purchased and cancelled 2.4 million of its common shares during the fourth quarter of 2003. As of December 31, 2003, it had 600 million common shares issued and outstanding.

Other Matters

Sun Life Financial will be reporting sources of earnings in its analysts’ conference call on January 29, 2004. The information will also be available at www.sunlife.com.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN$359.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Sun Life Financial / Fourth Quarter Earnings	Page 14

Some of the statements contained in this press release, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

The forward-looking statements contained in this press release are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s Annual Information Form and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim management’s discussion and analysis, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Contact:
Nicholas Thomas
Director, Media and External Relations
416-979-6070
nicholas.thomas@sunlife.com

Investor Relations Contact:
Tom Reid
Vice-President, Investor Relations
416-204-8163
investor.relations@sunlife.com

Sun Life Financial / Fourth Quarter Earnings	Page 15

SUN LIFE FINANCIAL INC.

COMPARATIVE HIGHLIGHTS – 2003 vs. 2002
(unaudited)
(in millions of Canadian dollars unless indicated otherwise)

	For Three Months Ended Dec. 31			For Twelve Months Ended Dec. 31

	2003	2002	% Change	2003	2002	% Change

Shareholders’ Net Income
— Operating Earnings	417	361	16	1,520	1,260	21
— Reported	206	310	(34)	1,309	998	31
Basic Earnings Per Share (dollars)
— Operating Earnings	0.69	0.58	19	2.50	2.32	8
— Reported	0.34	0.50	(32)	2.15	1.84	17
Diluted Earnings Per Share (dollars)
— Operating Earnings	0.69	0.58	19	2.50	2.32	8
— Reported	0.34	0.50	(32)	2.15	1.83	17
Shares Outstanding (millions)
— End of Period	600.0	618.4		600.0	618.4
— Basic Weighted Average	601.4	618.4		607.9	542.6
— Diluted Weighted Average	601.8	618.4		607.9	542.8
Return on Shareholders’ Equity
— Operating Earnings	11.8%	9.8%		10.6%	10.7%
— Reported	5.9%	8.4%		9.2%	8.5%
Gross Sales and Deposits
Mutual Funds	5,679	7,084	(20)	26,970	31,668	(15)
Managed Funds	6,005	8,278	(27)	25,202	29,683	(15)
Segregated Funds	1,747	2,329	(25)	5,968	6,642	(10)
Revenue
Premium Income	3,278	3,853	(15)	13,543	14,875	(9)
Net Investment Income	1,445	1,451	(0)	5,703	5,131	11
Fee Income	714	724	(1)	2,810	3,095	(9)

Total Revenue	5,437	6,028	(10)	22,056	23,101	(5)

	As at December 31

	2003	2002	% Change

Assets Under Management
General Funds	109,209	123,452	(12)
Segregated Funds	54,086	52,755	3
Other Assets Under Management
Mutual Funds	111,676	116,911	(4)
Managed Funds and Other	84,053	67,496	25

Total Assets Under Management	359,024	360,614	(0)

Total Equity
Participating Policyholders’ Account	67	76
Shareholders’ Equity	13,909	14,833

Total Equity	13,976	14,909

	For Three Months Ended		For Twelve Months Ended
	Dec. 31		Dec. 31

	2003	2002	2003	2002

Exchange Rates
Income Statement Rates
U.S. Dollar	1.316	1.569	1.402	1.570
U.K. Pound	2.241	2.464	2.287	2.357
Balance Sheet Rates
U.S. Dollar	1.290	1.580	1.290	1.580
U.K. Pound	2.300	2.530	2.300	2.530